

July 22, 2013

Via E-mail
Mark Volchek
Chief Executive Officer
Higher One Holdings, Inc.
115 Munson St.
New Haven, CT 06511

      Re: Higher One Holdings, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2012
             Filed March 4, 2013
             File No. 1-34779

Dear Mr. Volchek:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements, page F-6

2. Significant Accounting Policies, page F-6

Revenue Recognition and Deferred Revenue, page F-7

1.   We note that you recognize payment transaction revenue "when the payment plan is established" or as transactions are processed. Please clarify why it is appropriate under GAAP to recognize payment transaction revenue when payment plans are established.

12. Real Estate Development Project and New Markets Tax Credit Financing, page F-15

2.   We note that you received a number of grants, credits, and subsidies in connection with your real estate development project which have reduced your basis in the related building. Please address the following comments related to your real estate development project:

- Tell us and clearly disclose how you account for the grants, credits, and subsidies listed in the table on page F-15. If you recognize the subsidies as a reduction of depreciation expense over the life of the related assets, please consider disclosing within your filing the estimated depreciable lives of those assets and the resulting impact on your statement of operations.

- Tell us where you classified receipt of these subsidies on your statements of cash flows. In particular, clarify where you presented the Federal Historic Preservation Tax Incentives Program subsidies received during fiscal 2012.

- We note that a new member contributed approximately $2.2 million for a 2% interest in your Real Estate, LLC subsidiary and you reflected the contribution as a liability on your balance sheet since you expect to re-acquire the interest in approximately seven years through the exercise of a put or call option. Citing authoritative GAAP guidance, tell us how you determined liability classification was appropriate and tell us how you intend to account for this arrangement going forward. In doing so, tell us how you considered ASC 480 and ASC 815 in arriving at your determination. Please also tell us why this redeemable noncontrolling interest should not be classified as mezzanine equity under ASR 268.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254, Sondra Snyder, Staff Accountant, at (202) 551-3332 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief